Exhibit 99.1

NEWS RELEASE

Great Panther Mining Receives Delisting Notice from the Toronto Stock Exchange

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, September 27, 2022 – Great Panther Mining Limited (TSX:GPR; OTCPK:GPLDK) (“Great Panther” or the “Company”), announces that following a delisting review by the Toronto Stock Exchange ("TSX"), the Company's common shares (the “Shares”) will be delisted from the TSX effective close of market on October 27, 2022.

Trading of the Shares on the TSX has been suspended since September 6, 2022, as a result of the Company filing a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) (the "BIA"). This suspension will continue until the delisting takes effect. As previously announced, the Shares were delisted from the NYSE American LLC ("NYSE American") on September 14, 2022.

The Shares are currently quoted on the OTC Pink operated by the OTC Markets Group Inc. (the "OTC Pink"). The Company expects that the OTC Pink will provide significantly less liquidity than the TSX and NYSE American, and can provide no assurances regarding trading volumes, trading prices or that the Shares will continue to be quoted on the OTC Pink. Due to the risks and uncertainties resulting from the BIA proceedings, trading in the Shares during the pendency of the BIA proceedings poses substantial risks.

Shareholders retain their legal rights and equity interest and are advised to contact their brokerage where shares are held regarding retention policies for unlisted shareholdings and potential for shares to trade in over-the-counter markets.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to the Company’s intention to make a proposal under the BIA, and potential for the Company’s shares to trade in over-the-counter markets.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including risks related to the restructuring process and its impact on the Company’s operations and financial conditions, uncertainty regarding the ability to obtain protection against all collection and enforcement actions during the judicial reorganization proceedings, uncertainty regarding the Company’s ability to identify and pursue strategic alternatives that will maximize stakeholder value, and the risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2